UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AURIZON MINES LTD.

(Name of Subject Company (Issuer))

ALAMOS GOLD INC.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number of Class of Securities)

Matthew Howorth

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada

M5H 3P5

(416) 368-9932

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Mile T. Kurta

(212) 880-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 Attention: Mile T. Kurta (212) 880-6000	Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario M5K 1N2 Attention: Kevin M. Morris (416) 865-0040

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$568,397,418.48	US$77,529.41

*

Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$3.24, which is the average of the high and low sale prices of Aurizon Mines Ltd. common shares (the “Common Shares”) as reported on the NYSE MKT on December 24, 2012, and (ii) 175,431,302, which is the estimated number of outstanding Common Shares (assuming full conversion of all outstanding convertible and exercisable securities for Common Shares), other than any Common Shares owned directly or indirectly by Alamos Gold Inc. and its affiliates.

**	The amount of filing fee is calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No: Filing Party: Date Filed:	US$36,034.39 Form F-10 Alamos Gold Inc. January 14, 2013

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	THIRD–PARTY TENDER OFFER SUBJECT TO RULE 14D–1.
☐	ISSUER TENDER OFFER SUBJECT TO RULE 13E–4.
☐	GOING–PRIVATE TRANSACTION SUBJECT TO RULE 13E–3.
☐	AMENDMENT TO SCHEDULE 13D UNDER RULE 13D–2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Alamos Gold Inc., a corporation existing under the laws of British Columbia (“Alamos” or the “Registrant”).

This Schedule TO relates to the offer to purchase (the “Offer”) by Alamos for all of the issued and outstanding common shares (the “Common Shares”) of Aurizon Mines Ltd. (“Aurizon”) (assuming full conversion of all outstanding convertible and exercisable securities for Common Shares), other than any Common Shares owned directly or indirectly by Alamos and its affiliates. The Offer is subject to the terms and conditions set forth in Alamos’ Offer and Circular dated January 14, 2013 (the “Offer and Circular”), a copy of which is attached hereto as Exhibit (a)(1)(i).

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

Alamos has filed a registration statement on Form F–10 with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Aurizon shareholders in connection with the Offer, and will also file the Offer and Circular and all other tender offer documents required under applicable Canadian and United States securities regulations.

Item 1. Summary Term Sheet.

The information set forth under “Summary” and “Offer” in the Offer and Circular is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the subject company is Aurizon Mines Ltd., a corporation existing under the laws of British Columbia. The executive offices of Aurizon are located at Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada, telephone (604) 687-6600.

(b)	The class of securities to which this statement relates is the Common Shares of which 164,532,827 were issued and outstanding as of December 18, 2012 (175,431,302, assuming full conversion of all outstanding convertible and exercisable securities for Common Shares). The information set forth on the cover page and in the introduction of the Offer and Circular is incorporated herein by reference.

(c)	The information set forth under “Certain Information Concerning Securities of Aurizon” in the Offer and Circular is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	This Schedule TO is filed by Alamos Gold Inc., a corporation existing under the laws of British Columbia. The information set forth under “Summary Term Sheet” in the Offer and Circular is incorporated herein by reference.

(b)	The information set forth under “Alamos” in the Offer and Circular is incorporated herein by reference.

(c)	In the past five years, to the best knowledge of Alamos, none of the persons listed in Schedule “E” to the Offer and Circular or persons holding more than 10% of any class of equity securities of Alamos (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.

Item 4. Terms of the Transaction.

The information set forth under “Summary” and “Offer” in the Offer and Circular is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in the Offer and Circular, during the past two years there have not been any negotiations, transactions or material contacts between Alamos or any of its subsidiaries or, to the best knowledge of Alamos, any of the persons listed in Schedule “E” to the Offer and Circular, on the one hand, and Aurizon or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

Item 6. Purpose of the Transaction and Plans or Proposals.

The information set forth in the introduction and under “Purpose of the Offer and Alamos’ Plans for Aurizon” in the Offer and Circular is incorporated herein by reference.

Item 7. Source and Amount of Funds or other Consideration.

The information set forth under “Source of Funds” in the Offer and Circular is incorporated herein by reference.

Item 8. Interest in Securities of Subject Company.

Except as described in the Offer and Circular, neither Alamos nor, to the best knowledge of Alamos, any of the persons listed in Schedule “E” to the Offer and Circular, or any associate or majority-owned subsidiary of Alamos or any of the persons listed in Schedule “E” to the Offer and Circular, beneficially owns any equity security of Aurizon; and except as described in the Offer and Circular, none of Alamos or, to the best knowledge of Alamos, any associate or majority-owned subsidiary of Alamos, has effected any transaction in any equity security of Aurizon during the past 60 days.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the introduction and under “Financial Advisor, Dealer Manager and Soliciting Dealer Group” in the Offer and Circular is incorporated herein by reference.

Item 10. Financial Statements.

The information set forth under “Certain Information Concerning Securities of Alamos”, under “Summary of Alamos Historical and Pro Forma Financial Information” and in Schedule “E” — Unaudited Pro Forma Consolidated Financial Statements is incorporated by reference herein. The information set forth in the following documents incorporated by reference into the Offer and Circular is incorporated by reference herein: (i) annual information form, dated March 29, 2012, for the year ended December 31, 2011; (ii) annual audited consolidated financial statements for the year ended December 31, 2011, including consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and consolidated statements of comprehensive income and changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010 and related notes, together with the auditors’ report thereon, contained therein; (iii) management’s discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2011; (iv) unaudited interim consolidated financial statements for the three and nine months ended September 30, 2012, together with the notes thereto; and (v) management’s discussion and analysis for the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2012.

Item 11. Additional Information.

The information set forth in the Offer and Circular and Letter of Transmittal is incorporated herein by reference.

Item 12.        Exhibits.

(a)(1)(i)	Offer and Circular dated January 14, 2013.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Press Release dated January 14, 2013.**

(a)(1)(v)	Newspaper Advertisement dated January 14, 2013.**

(a)(1)(vi)	Annual Information Form, dated March 29, 2012, for the Year Ended December 31, 2011.**

(a)(1)(vii)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011, including Consolidated Statements of Financial Position as at December 31, 2011, December 31, 2010 and January 1, 2010 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2011 and December 31, 2010 and Related Notes, together with the Auditors’ Report thereon, contained therein.**

(a)(1)(viii)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011.**

(a)(1)(ix)	Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012, together with the Notes thereto.**

(a)(1)(x)	Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012.**

(a)(1)(xi)	Management Information Circular, dated April 26, 2012, in connection with the Annual Meeting of Shareholders Held on May 31, 2012.**

(d)(1)(i)	Share Purchase Agreement, dated January 13, 2013, between Precious Metals and Minerals Fund, a Series of USAA Mutual Funds Trust and Alamos Gold Inc.*

(d)(1)(ii)	Share Purchase Agreement, dated January 13, 2013, between Dynamic Precious Metals Fund and Dynamic Strategic Gold Class and Alamos Gold Inc.*

(d)(1)(iii)	Share Purchase Agreement, dated January 11, 2013, between Van Eck Associates Corporation and Alamos Gold Inc.*

(d)(1)(iv)	Share Purchase Agreement, dated January 10, 2013, between Montrusco Bolton Investments Inc. and Alamos Gold Inc.*

Item 13. Information Required by Schedule 13E–3.

Not applicable.

*	Filed herewith.
**	Incorporated by reference from Alamos Gold Inc.’s Registration Statement on Form F-10 filed on January 14, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAMOS GOLD INC.

	By:	/s/ John A. McCluskey
Name: John A. McCluskey
Title: Chief Executive Officer
Dated: January 14, 2013

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(i)	Offer and Circular dated January 14, 2013.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Press Release dated January 14, 2013.**

(a)(1)(v)	Newspaper Advertisement dated January 14, 2013.**

(a)(1)(vi)	Annual Information Form, dated March 29, 2012, for the Year Ended December 31, 2011.**

(a)(1)(vii)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011, including Consolidated Statements of Financial Position as at December 31, 2011, December 31, 2010 and January 1, 2010 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2011 and December 31, 2010 and Related Notes, together with the Auditors’ Report thereon, contained therein.**

(a)(1)(viii)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011.**

(a)(1)(ix)	Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012, together with the Notes thereto.**

(a)(1)(x)	Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012.**

(a)(1)(xi)	Management Information Circular, dated April 26, 2012, in connection with the Annual Meeting of Shareholders Held on May 31, 2012.**

(d)(1)(i)	Share Purchase Agreement, dated January 13, 2013, between Precious Metals and Minerals Fund, a Series of USAA Mutual Funds Trust and Alamos Gold Inc.*

(d)(1)(ii)	Share Purchase Agreement, dated January 13, 2013, between Dynamic Precious Metals Fund and Dynamic Strategic Gold Class and Alamos Gold Inc.*

(d)(1)(iii)	Share Purchase Agreement, dated January 11, 2013, between Van Eck Associates Corporation and Alamos Gold Inc.*

(d)(1)(iv)	Share Purchase Agreement, dated January 10, 2013, between Montrusco Bolton Investments Inc. and Alamos Gold Inc.*

*	Filed herewith.
**	Incorporated by reference from Alamos Gold Inc.’s Registration Statement on Form F-10 filed on January 14, 2013.